24-10025

02048845

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

Fayette Films, LLC
(Exact name of issuer as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization

2 West Main Street, Uniontown PA 15401, Phone 724-437-2711
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

(Name, address, including zip code and telephone number,
including area code, of agent for service)

7812	75-3046369
Primary standard Industrial Classification Code Number	I.R.S. Employer Identification Number

This offering statement shall become qualified on the 20th calendar day following its filing.

PART I - NOTIFICATION

ITEM 1 - Significant Parties:

(a) The issuer has no directors.

(b) The issuer's officers are: President, Jason Thomas P.O. Box 81, Alcova, WY 82620.

Secretary, Ira B. Coldren, Jr., 2 West Main Street, Uniontown, PA 15401.

(c) The issuer's managing partners are: Jason Thomas and Ira B. Coldren, Jr.

(d) There is no record owner of 5% or more of the issuer's units of membership.

(e) There are no beneficial owners of 5% or more of the issuer's securities.

(f) The issuer has no promoters.

(g) The issuer has no affiliates.

(h) Counsel to the issuer with respect to the proposed offering is: Coldren Adams, 2 West Main Street, Uniontown, PA 15401.

(i) There are no underwriters with respect to the proposed offering.

(j) No answer required.

(k) No answer required.

(l) No answer required.

(m) No answer required.

ITEM 2 - Application of Rule 262

(a) There are no persons identified in response to item 1 who are subject to any of the disqualification provisions set forth in Rule 262.

(b) No answer required.

ITEM 3 - Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4 - Jurisdictions in Which Securities Are to be Offered

(a) None of the securities are to be offered by underwriters, dealers, or salespersons.

(b) Otherwise, officers and members of the issuer may offer the securities to interested parties in Pennsylvania and California and neighboring states.

ITEM 5 - Unregistered Securities Issued or Sold Within One Year

(a) One unit of membership was issued to Frances T. Coldren for the sum $50,000.00.

(b) No unregistered securities of the issuer were sold within one year prior to the filing of this form 1-A or for the account of any other person.

(c) The issuer is relying upon Regulation A for exemption from registration requirements. The aggregate offering price of the securities offered pursuant to the Regulation A exemption will not exceed $5,000,000.00 within any 12 month period.

ITEM 6 - Other Present or Proposed Offerings

The issuer is not currently offering or contemplating any offering of any securities in addition to those covered by this form 1-A.

ITEM 7 - Marketing Arrangements

(a) Neither the issuer, nor any person named in response to item 1 above, is aware of any arrangement to limit or restrict the sale of securities of the same class as those offered or to stabilize the market for any of the securities to be offered, or to withhold commissions or otherwise hold any underwriter or dealer responsible for the distribution of its participation.

(b) There are no underwriters involved in the securities to be issued.

ITEM 8 - Relationship with Issuer of Experts Named in Offering Statement

No expert has been employed in connection with the preparation of this offering statement.

ITEM 9 - Use of a Solicitation of Interest Document

No solicitation of interest publication has been used prior to the filing of this notification.

ITEM 10 - Supplemental Information

(a) No compensation is to be paid to any underwriter in connection with the securities to be issued.

(b) There is no engineering, management, or similar report referenced in the offering circular.

(c) No additional information has been requested by the staff.

Fayette Films, LLC

By ______________________
President, Jason Thomas

ATTEST:

____
Secretary, Ira B. Coldren, Jr.

Fayette Films, LLC
2 West Main Street, Sute 700
Uniontown, PA 15401
724-437-2711

OFFERING CIRCULAR July _____, 2002

Fayette Films, LLC, a limited liability company organized under Pennsylvania law, will offer for sale twenty-four membership units at prices ranging from $100,000.00 to $200,000.00 each. Each membership unit represents 2% of the equity of the company. Membership units are freely transferable.

Membership units may be purchased directly from the company. No underwriter will be involved. Sale of the units will commence on or about August 20, 2002.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

BUSINESS PLAN

The present objectives are the construction of a motion picture studio in Fayette County and the production of films in that studio and the presentation of live stage productions.

The target area for constructing the studio is the mountainous region to the East Uniontown. Serious consideration is being given to a 130 acre site of the County-owned amphitheater which neighbors the Fort Necessity National Park. Other locations are available near the Nemacolin Woodlands Resort just a mile away.

Possibilities for film production seem to be unlimited. Jason Thomas has the script for "The Glitter Box," a drama ready for television. Others are in the making and still others can be patterned from the abundant local history.

As a sidelight, the County Amphitheater has not been operated for a couple of years. Our thought is that we could assist the County in presenting regular shows which would make the Amphitheater, along with our studio, Fort Necessity, Nemacolin Woodlands, and natural attractions of the area, a profitable tourist center.

We have initiated contact with County officials who have been receptive and are awaiting our concrete proposal.

USE OF PROCEEDS

The first proceeds from the sale of membership units will be used for the construction and furnishing of film studios and the purchase of the necessary equipment. It is anticipated that this involves about $1,000,000.00. Thereafter, proceeds will be used for the production of "The Glitter Tree" and the later filming of "The Chateau Affair", both written by Jason Thomas. It is expected that the company will also have sufficient funds to initiate the presentation of live stage shows.

EXECUTIVE OFFICERS

The officers of this newly formed company are as follows:

Jason Thomas is the President and one of the managers of the company. He is a nationally know author and was involved in the development of film studios in North Carolina. He will directly involved in the production of films and other attractions for the company.

Ira B. Coldren, Jr. is the Secretary and a manager of the company. He is a practicing lawyer in Fayette County, Pennsylvania with over 40 years of experience.

Neither Thomas nor Coldren is to receive any compensation for his services until the company becomes profitable. Thomas and Coldren each own 10 membership units of the company.

EXHIBITS

A copy of the Certificate of Organization and a copy of the Operating Agreement of the company and a current financial statement are attached.

Signatures

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Uniontown, State of Pennsylvania, on July 31, 2002.

Fayette Films, LLC

By [signature]
Jason Thomas, President

ATTEST:

[signature]
Ira B. Coldren, Jr., Secretary

2002020-1249

Microfilm Number ______________ Filed with the Department of State on MAR 04 2002

Entity Number 3056819

ACTING Secretary of the Commonwealth

CERTIFICATE OF ORGANIZATION

OF

FAYETTE FILMS, LLC

In compliance with the requirements of 15 Pa.C.S. §8913, the undersigned, desiring to organize a limited liability company, hereby states that:

1. The name of the limited liability company (the "Company") is Fayette Films, LLC.

2. The address of the registered office of the Company in Pennsylvania is:

   2 West Main Street
   Suite 700
   Uniontown, Fayette County, PA 15401

3. The Company shall have perpetual existence.

4. The interest of a member in the Company shall be evidenced by a certificate of membership interest. The procedures for assignment or transfer of a certificate of membership interest shall be as set forth in the operating agreement of the Company. The rights and obligations of the holders of membership interests represented by certificates shall be identical.

5. Management of the Company shall be vested in one or more managers. The number of managers and the manner in which they are selected shall be as prescribed by the operating agreement

6. The purpose of the Company is to engage in the production of films for use in motion pictures or television and any other business which is lawful for limited liability companies organized under Pennsylvania law.

7. Except as provided in this certificate of organization or the operating agreement of the Company, the internal affairs of the Company shall be governed by the provisions of 15 Pa.C.S. Chs. 15, 17 and 19A instead of by the analogous provisions of 15 Pa.C.S. Chs.

83, 85 and 89. For purposes of applying the provisions of 15 Pa.C.S. Chs. 15, 17 and 19A, this certificate of organization, the operating agreement, members, membership interests and managers shall be deemed to be articles of incorporation, bylaws, shareholders, shares and directors, respectively. 15 Pa.C.S. § 8904(a) shall not apply to the Company.

8. This certificate of organization and the operating agreement of the Company may be amended in the manner prescribed at the time by statute, and all rights conferred upon members in this certificate of organization or the operating agreement of the Company are granted subject to this reservation.

9. The name and address of the organizer is:

Ira B. Coldren, Jr.
2 West Main Street
Suite 700
Uniontown, PA 15401

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has executed this certificate of organization on March 1, 2002.

ORGANIZER:

[signature]
Ira B. Coldren, Jr.

Fayette Films, LLC
Uniontown, Pennsylvania

BALANCE SHEET
As of July 31, 2002

	Assets		
Checking Account		$24,901.81	
	Total Assets	$24,901.81	
	Liabilities and Equity		
Current Liabilites		$ 0.00	
Members' Equity		$24,901.81	
	Total		$24,901.81

2002020-1249

Microfilm Number ______________ Filed with the Department of State on MAR 04 2002

Entity Number 3056819

C. Michael Weaver

ACTING Secretary of the Commonwealth

CERTIFICATE OF ORGANIZATION

OF

FAYETTE FILMS, LLC

In compliance with the requirements of 15 Pa.C.S. §8913, the undersigned, desiring to organize a limited liability company, hereby states that:

1. The name of the limited liability company (the "Company") is Fayette Films, LLC.

2. The address of the registered office of the Company in Pennsylvania is:

   2 West Main Street
   Suite 700
   Uniontown, Fayette County, PA 15401

3. The Company shall have perpetual existence.

4. The interest of a member in the Company shall be evidenced by a certificate of membership interest. The procedures for assignment or transfer of a certificate of membership interest shall be as set forth in the operating agreement of the Company. The rights and obligations of the holders of membership interests represented by certificates shall be identical.

5. Management of the Company shall be vested in one or more managers. The number of managers and the manner in which they are selected shall be as prescribed by the operating agreement

6. The purpose of the Company is to engage in the production of films for use in motion pictures or television and any other business which is lawful for limited liability companies organized under Pennsylvania law.

7. Except as provided in this certificate of organization or the operating agreement of the Company, the internal affairs of the Company shall be governed by the provisions of 15 Pa.C.S. Chs. 15, 17 and 19A instead of by the analogous provisions of 15 Pa.C.S. Chs.

83, 85 and 89. For purposes of applying the provisions of 15 Pa.C.S. Chs. 15, 17 and 19A, this certificate of organization, the operating agreement, members, membership interests and managers shall be deemed to be articles of incorporation, bylaws, shareholders, shares and directors, respectively. 15 Pa.C.S. § 8904(a) shall not apply to the Company.

8. This certificate of organization and the operating agreement of the Company may be amended in the manner prescribed at the time by statute, and all rights conferred upon members in this certificate of organization or the operating agreement of the Company are granted subject to this reservation.

9. The name and address of the organizer is:

Ira B. Coldren, Jr.
2 West Main Street
Suite 700
Uniontown, PA 15401

IN WITNESS WHEREOF, the undersigned, intending to be legally bound, has executed this certificate of organization on March 1, 2002.

ORGANIZER:

[signature]
Ira B. Coldren, Jr.

OPERATING AGREEMENT
OF
FAYETTE FILMS, LLC
(A Pennsylvania Limited Liability Company)

This Operating Agreement of Fayette Films, LLC (the "Company"), dated as of April 1, 2002, has been adopted by the Persons who were Members of the Company on that date. This Agreement, as it may be amended from time to time, shall be binding on any person who at the time is a Member, regardless of whether or not the person has executed this Agreement or any amendment hereto.

RECITALS

The Company has been organized as a Pennsylvania limited liability company by the filing of a certificate of organization with the Department of State of the Commonwealth of Pennsylvania under and pursuant to the Act.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and intending to be legally bound hereby, the Members agree as follows:

ARTICLE I – DEFINITIONS

1.01. Definitions. In addition to the terms defined in other provisions of this Agreement, including without limitation Section B.1 of Annex B, the following terms shall have the meanings set forth below unless the context requires otherwise:

"Act." The Pennsylvania Limited Liability Company Law of 1994, 15 Pa.C.S. § 8901 et. seq., and any successor statute, as amended from time to time.

"Agreement." This Operating Agreement, as amended, modified, supplemented or restated from time to time.

"Capital Account." The individual account maintained by the Company with respect to each Member as provided in Annex B.

"Capital Contribution." The aggregate amount of cash and the agreed value of any property or services (as determined by the Member and the Company) contributed by each Member to the Company as provided in Section 4.01. In the case of a Member that acquires Units by an assignment or transfer in accordance with the terms of this Agreement, "Capital Contribution" means the Capital Contribution of that Member's predecessor proportionate to the acquired Units.

"Certificate." The certificate of organization of the Company and any and all amendments thereto and restatements thereof filed on behalf of the Company with the Department of State of the Commonwealth of Pennsylvania pursuant to the Act.

"Code." The Internal Revenue Code of 1986, as amended from time to time.

"Company." See the preamble.

"Indemnified Capacity." See Section 7.01(d)(1).

"Indemnified Representative." See Section 7.01(d)(2).

"Manager." Any Person serving at the time as a manager of the Company as provided in this Agreement. The Managers collectively constitute the "Board of Managers."

"Member." Any Person who at the time is a record holder or record owner of Units.

"Membership Interest." The interest of a Member in the Company, including, without limitation, interests in Profits and Losses, rights to distributions (liquidating or otherwise), allocations, information, and to consent to or approve actions by the Company, all in accordance with the provisions of this Agreement and the Act.

"Percentage Interest." The number of Common Units held at a particular time by a Member, divided by the number of Common Units then held by all Members, expressed as a percentage.

"Person." A natural person, corporation, general or limited partnership, limited liability company, joint venture, trust, estate, association or other legal entity or organization.

"Prime Rate." A varying rate per annum that is equal to the interest rate published by The Wall Street Journal from time to time as the prime commercial or similar reference interest rate, with adjustments in that varying rate to be made on the same date as any change in that rate.

"Proceeding." See Section 7.01(d)(3).

"Representative." See Section 7.01(d)(4).

"Treasury Regulations." The income tax regulations, including temporary regulations, promulgated under the Code, as those regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units." See Section 3.02.

ARTICLE II -- ORGANIZATION

2.01. Principal Place of Business; Other Offices. The principal place of business of the Company shall be at 2 West Main Street, Suite 700, Uniontown, Pennsylvania 15401, or at such other place as the Board of Managers may designate from time to time, which need not be in the Commonwealth of Pennsylvania. The Company may have such other offices as the Board of Managers may designate from time to time.

2.02. Purpose. The object and purpose of, and the nature of the business to be conducted and promoted by, the Company is engaging in any lawful act or activity for which limited liability companies may be organized under the Act and engaging in any and all lawful activities necessary, convenient, desirable or incidental to the foregoing.

ARTICLE III – MEMBERSHIP INTERESTS

3.01. Initial and Subsequent Members. The Members of the Company are the Persons listed on Annex A. A Person who is not already a Member and who acquires a previously outstanding Unit or Units in accordance with this Agreement shall automatically be admitted as a Member; other Persons may be admitted from time to time upon the issuance to them of a Unit or Units on such terms as are fixed by the Board of Managers. It shall not be necessary for Persons who are subsequently admitted as Members or who acquire any or all of an existing Member's Units to execute this Agreement either by counterpart or amendment. When any Person is admitted as a Member or ceases to be a Member, the Board of Managers shall prepare a revised version of Annex A and distribute it to all the Members.

3.02. Authorized Membership Interests. The authorized Membership Interest in the Company shall be comprised of 65 Units ("*Units*"). Fractions of a Unit may be created and issued.

3.03. Record Holders of Units. The Company shall be entitled to treat the Person in whose name any Units of the Company stand on the books of the Company as the absolute owner thereof, and as a Member of the Company holding the Membership Interest evidenced by those Units. The Company shall not be bound to recognize any equitable or other claim to, or interest in, such Unit or Units on the part of any other Person, whether or not the Company has express or other notice of any such claim.

3.04. Transfers and Assignments of Units.

(a) Free Transferability. Except to the extent that transfers or assignments of Units are restricted by agreement, Units and the Membership Interests represented thereby shall be freely transferable and assignable, in whole or in part, and it shall not be necessary to obtain the approval of any of the Members in order to transfer or assign a Unit or any or all of the rights comprising the Membership Interest represented by the Unit.

(b) Capital Account of Transferee. Upon the valid transfer of a Unit, the transferee shall succeed to the corresponding portion of the Capital Account of the transferor as provided in Section B.2(b) of Annex B.

3.05. Lack of Authority. A Member in his, her or its capacity as such shall not have the authority or power to act for or on behalf of the Company or otherwise bind the Company in any way.

3.06. No Right of Partition. A Member shall not have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular assets of the Company.

3.07. Distribution Upon Dissociation.

(a) General Rule. Except as provided in subsection (b), a Member who is dissociated from the Company shall not have the right under Section 8933 of the Act to be paid the fair value of the Membership Interest of the Member as a result of the dissociation, unless the dissociation:

(1) does not involve the transfer of the Member's Membership Interest to another Person; and

(2) occurs after the time when the Managers approve a proposal that the Company participate in a merger, consolidation or division, or that the Company sell all or substantially all its assets, and before the time when that transaction is consummated.

(b) Exceptions. A Member shall not have the right to paid the fair value of the Membership Interest of the Member under subsection (a) if:

(1) the transaction would not give rise to dissenters rights if the Company were a Pennsylvania corporation; or

(2) the transaction is terminated, in which event any Member seeking to be paid the fair value of the Membership Interest of the Member shall be deemed to have remained a Member without interruption.

3.08 Evidence and Transfer of Units.

(a) Evidence of Units. The Units shall be represented by certificates.

(b) Procedure. Transfers of Units shall be made on the Unit register of the Company. No transfer shall be made inconsistent with the provisions of 13 Pa.C.S. Div. 8 or other applicable provisions of law.

(c) Unit Certificates. Unit certificates shall be in such form as approved by the Board of Managers, and shall state that the Company is organized under the laws of Pennsylvania, the name of the person to whom issued, and the number of Units that the certificate represents. The Unit certificates shall be numbered and registered in the records of the Company as they are issued, and shall be signed by two officers of the Company.

(d) Lost, Destroyed or Mutilated Certificates. The holder of any Unit certificate shall immediately notify the Company of any loss, destruction or mutilation of the certificate, and the Board of Managers may, in its discretion, cause a new certificate to be issued to the holder, in accordance with 13 Pa.C.S. § 8405.

ARTICLE IV – FINANCIAL AND TAX MATTERS

4.01. Capital Contributions. The Company shall keep a record of the Capital Contributions made by the Members. A Member shall not be required to make any capital contribution to the Company not specifically agreed to in writing between the Member and the Company, or be obligated or required under any circumstances to restore any negative balance in his, her or its Capital Account.

4.02. Return of Contributions. A Member is not entitled to the return of any part of the Member's Capital Contribution, or to be paid interest in respect of the Member's Capital Account or Capital Contribution. An unrepaid Capital Contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

4.03. Advances by Members. If the Company does not have sufficient cash to pay its obligations, a Member may agree, with the consent of the Board of Managers, to advance all or part of the needed funds to or on behalf of the Company. An advance described in this Section 4.03 constitutes a loan from the Member to the Company, bears interest at the Prime Rate from the date of the advance until the date of payment, and is not a Capital Contribution.

4.04. Capital Accounts. At all times while there is more than one Member, a Capital Account shall be established and maintained for each Member as provided in Annex B.

4.05. Profits and Losses. At all times while there is more than one Member, profits and losses shall be allocated to the Members as provided in Annex B.

4.06. Distributions.

(a) General Rule. Except as otherwise provided in Article IX, the Board of Managers in its sole discretion may authorize the Company to make distributions to the Members. All distributions, other than liquidating distributions, shall be made to the Persons shown as holders of record of Units at the time in proportion to their Percentage Interests.

(b) Minimum distribution. With respect to any taxable year of the Company in which Members are allocated taxable income for Federal income tax purposes (and for this purpose all items of income, gain, loss or deduction required to be separately stated pursuant to Section 703 of the Code shall be included in the calculation of taxable income (other than the amount, if any, by which capital losses exceed capital gains)), the Company shall distribute to the Members, within 90 days after the close of that taxable year, no less than the amount determined by multiplying the Company's taxable income (computed as set forth in this sentence) by the highest composite Federal, state and local income tax rate applicable to any Member. For purposes of the preceding sentence, the Company's taxable income for a year shall be reduced by any net loss of the Company in prior years that has not previously been so taken into account under this Section 4.06(b). Nothing herein shall require the Company to borrow money or reduce its cash flow so as to restrict its ability to operate the day-to-day activities of the business in order to make such distributions.

4.07. Establishment of Reserves. The Board of Managers shall have the right and obligation to establish reasonable reserves for maintenance, improvements, acquisitions, capital expenditures and other contingencies, such reserves to be funded with such portion of the operating revenues of the Company as the Board of Managers may deem necessary or appropriate for that purpose.

4.08. Tax Returns. The Managers shall arrange for the preparation of all tax returns required to be filed for the Company. Each Member shall be entitled to receive, upon written request, copies of all Federal, state and local income tax returns and information returns, if any, which the Company is required to file. All information needed by the Members and other Persons who were Members during the applicable taxable year for income tax purposes shall be prepared by the Company's accountants and furnished to each such Person after the end of each taxable year of the Company.

4.09. Tax Elections.

(a) To the extent permitted by applicable tax law, the Company may make the following elections on the appropriate tax returns:

(1) to adopt the calendar year as the Company's taxable year;

(2) to adopt the cash method of accounting and to keep the Company's books and records on the income-tax method;

(3) if a transfer of a Membership Interest as described in Section 743 of the Code occurs, on written request of any transferee Member, or if a distribution of Company property is made on which gain described in Section 734(b)(1)(A) of the Code is recognized or there is an excess of adjusted basis as described in Section 734(b)(1)(B) of the Code, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company properties;

(4) to elect to amortize the organizational expenses of the Company and the start-up expenditures of the Company ratably over a period of 60 months as permitted by Sections 195 and 709(b) of the Code; and

(5) any other election the Board of Managers may deem appropriate and in the best interests of the Members.

(b) Neither the Company nor any Manager or Member may make an election for the Company to be taxable as a corporation for Federal income tax purposes or to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

4.10. Tax Matters Partner. If the Company is subject to the consolidated audit procedures of Sections 6221 to 6234 of the Code, a majority of the Managers who are Members shall designate one Manager who is a Member to be the "tax matters partner" of the Company pursuant to Section 6231(a)(7) of the Code; or, if there is not a Manager that is a Member, the "tax matters partner" shall be a Member that is designated as such by vote of the Members. Any Member who is designated "tax matters partner" shall take such action as may be necessary to cause each other Member to become a "notice partner" within the meaning of Section 6223 of the Code. Any Member who is designated "tax matters partner" shall inform each other Member of all significant matters that may come to its attention in its capacity as "tax matters partner" by giving notice thereof on or before the fifth Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity.

4.11. Tax Withholding. Unless treated as a Tax Payment Loan, any amount paid by the Company for or with respect to any Member on account of any withholding tax or other tax payable with respect to the income, profits or distributions of the Company pursuant to the Code, the Treasury Regulations, or any state or local statute, regulation or ordinance requiring such payment (each a "Withholding Tax Act") shall be treated as a distribution to the Member for all purposes of this Agreement. To the extent that the amount required to be remitted by the Company under a Withholding Tax Act exceeds the amount then otherwise distributable to the Member, the excess shall constitute a loan from the Company to the Member (a "Tax Payment Loan"). Each Tax Payment Loan shall be payable upon demand and shall bear interest, from the date that the Company makes the payment to the relevant taxing authority, at the applicable Federal short-term rate under Section 1274(d)(1) of the Code, determined and compounded semiannually. So long as any Tax Payment Loan or the interest thereon remains unpaid, the Company shall make future distributions due to the Member under this Agreement by applying the amount of any such distribution first to the payment of any unpaid interest on all Tax Payment Loans of the Member and then to the repayment of the principal of all Tax Payment Loans of the Member. The Members shall take all actions necessary to enable the Company to comply with the provisions of any Withholding Tax Act applicable to the Company and to carry out the provisions of this subsection.

ARTICLE V – MANAGEMENT

5.01. Management by Managers.

(a) Exclusive Responsibility. The management of the business and affairs of the Company shall be the sole and complete responsibility of the Managers. A Member, as such, shall not take part in, or interfere in any manner with, the management, conduct or control of the business and affairs of the Company, and shall not have any right or authority to act for or bind the Company. The Company may act only by actions taken by or under the direction of the Board of Managers in accordance with this Agreement.

(b) Authority and Duty of Managers. Except as otherwise provided by resolution adopted by the Board of Managers, the Managers may act only collectively as a board and by resolution duly adopted. Individual Managers shall have only such authority and perform such duties as the Board of Managers may, from time to time, delegate to them.

(c) Delegation. The Board of Managers may delegate the right, power and authority to manage the day-to-day business, affairs, operations and activities of the Company to any officer, employee or agent of the Company, subject to the ultimate direction, control and supervision of the Board of Managers. If the Managers appoint an officer of the Company with a title that is commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Managers. Any number of offices may be held by the same Person. The salaries and other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Managers.

(d) Non-exclusive Service. The Managers need not devote services to the Company on a substantially full time basis and need only devote so much time to the Company's activities as the Board of Managers determines to be necessary for the efficient conduct thereof, except to the extent otherwise required by a separate employment or other agreement the execution of which by the Company was authorized by vote of the Members, excluding the affected Manager if a Member, or by vote of disinterested Managers.

5.02. Number and Term of Office of Managers; Qualifications.

(a) Election of Managers. The Managers shall be elected annually by the Members. Nominees for election as Managers receiving the highest number of votes, up to the number of Managers to be elected, shall be elected as Managers. The Members shall not have the right to cumulate their votes in the election of Managers.

(b) Number of Managers. The number of Managers of the Company shall be two or such other number as may be determined from time to time by the Board of Managers.

(c) Term of Office. Each Manager shall hold office until the next annual meeting of Members and until his or her successor shall have been elected and qualified, or until his or her earlier death, resignation or removal.

(d) Qualifications of Managers. Managers need not be Members or residents of the Commonwealth of Pennsylvania.

5.03. Officers; Delegation and Duties. The Company shall have such officers as shall be necessary or desirable to conduct its business. The Board of Managers may elect a Member, Manager or other Person to serve as an officer of the Company. The Board of Managers may assign titles to the officers they elect. Unless the Board of Managers decides otherwise, if the title is one commonly used for officers of a business corporation, the assignment of such title shall constitute the delegation of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made by the Board of Managers. Any number of offices may be held by the same Person. The salaries or other compensation, if any, of the officers and agents of the Company shall be fixed from time to time by the Board of Managers.

5.04. Vacancies; Removal; Resignation.

(a) Vacancies. Any vacancy occurring in the Board of Managers may be filled by election at an annual or special meeting of Members called for that purpose. Any vacancy occurring in the Board of Managers may also be filled by action of the Managers at any regular or special meeting of the Board of Managers. A Manager elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

(b) Removal of Managers. At any meeting of Members at which a quorum of Members is present called expressly for that purpose, or pursuant to a written consent adopted pursuant to this Agreement, any Manager may be removed, with or without cause, by vote of the Members.

(c) Resignation of Managers. Any Manager may resign at any time. A resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers or, in the case of the resignation of the last Manager, by the Members. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

5.05. Meetings of Board of Managers.

(a) Quorum; Manner of Acting. Unless otherwise provided in the Certificate or this Agreement, a majority of the Managers in office shall constitute a quorum for the transaction of business by the Board of Managers, and the act of a majority of the Managers present at a meeting at which a quorum is present shall be the act of the Board of Managers. A Manager who is present at a meeting of the Board of Managers at which action on any matter is taken shall be presumed to have assented to the action unless his dissent is entered in the minutes of the meeting or unless he files his written dissent to the action with the secretary of the meeting before the adjournment thereof or delivers the dissent to the Company immediately after the adjournment of the meeting. The right to dissent shall not apply to a Manager who voted in favor of the action.

(b) Location. Meetings of the Board of Managers may be held at such place or places as shall be determined from time to time by the Board of Managers.

(c) Waiver of Notice. A waiver of notice of a meeting signed by the Manager entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a Manager at a meeting constitutes a waiver of notice of the meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(d) Annual Meeting. In connection with any annual meeting of Members for the election of Managers, the Board of Managers may, if a quorum is present, hold a meeting for the transaction of business immediately after and at the same place as the annual meeting of the Members. Notice of the meeting at that time and place shall not be required.

(e) Regular Meetings. Regular meetings of the Board of Managers shall be held at such times and places as shall be designated from time to time by the Board of Managers. Notice of regular meetings shall not be required.

(f) Special Meetings. Special meetings of the Board of Managers may be called by any Manager on at least 24 hours notice to each other Manager. The notice need not state the purpose or purposes of, nor the business to be transacted at, the meeting, except as may otherwise be required by law or provided for by the Certificate or this Agreement.

5.06. Action by Consent or Remote Conference.

(a) Action by Consent. Any action required or permitted to be taken at a meeting of the Board of Managers may be taken without a meeting if, prior or subsequent to the action, a consent or consents thereto by all of the Managers in office is filed with the records of the Company. The consents shall be in writing or in electronic form.

(b) Remote Participation. One or more Managers may participate in a meeting of the Board of Managers or a committee of the Board of Managers by means of conference telephone or other electronic technology by means of which all Persons participating in the meeting can hear each other. Participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.

5.07. Compensation of Managers. Managers shall receive such compensation, if any, for their services as Managers as may be designated from time to time by the Board of Managers. In addition, Managers shall be entitled to be reimbursed for out-of-pocket costs and expenses incurred in the course of their service as Managers.

5.08. Conflicts of Interest.

(a) Other Business Opportunities. Subject to the other express provisions of this Agreement, each Manager of the Company at any time and from time to time may engage in and possess interests in other business ventures of any and every type and description, independently or with others, except ones in competition with the Company, with no obligation to offer to the Company or any Member or Manager the right to participate therein.

(b) Interested Transactions. A contract or transaction between the Company and one or more of its Managers or officers or between the Company and another domestic or foreign association in which one or more of its Managers or officers have a management role or a financial or other interest, shall not be void or voidable solely for that reason, or solely because the Manager or officer is present at or participates in the meeting of the Board of Managers that authorizes the contract or transaction, or solely because the vote of the Manager or officer is counted for that purpose, if:

(1) the material facts as to the relationship or interest and as to the transaction are disclosed or known to the Board of Managers and the Board of Managers authorizes the contract or transaction by the affirmative votes of a majority of the disinterested Managers even though the disinterested Managers are less than a quorum;

(2) the material facts as to the relationship or interest and as to the transaction are disclosed or known to the Members entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of those Members; or

(3) the contract or transaction is fair to the Company as of the time it is authorized, approved or ratified by the Board of Managers or the Members.

5.09. Committees.

(a) Establishment. The Board of Managers may designate one or more committees, each committee to consist of one or more Managers. The provisions of this Agreement relating to meetings of the Board of Managers and the procedures for taking action by the Board of Managers shall also apply to committees of the Board of Managers.

(b) Alternate Committee Members. The Board of Managers may designate one or more Managers as alternate members of any committee of the Board of Managers, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another Manager to act at the meeting in the place of the absent or disqualified member.

(c) Authority. A committee, to the extent provided by the Board of Managers when designating the committee, shall have and may exercise all the powers and authority of the Board of Managers in the management of the business and affairs of the Company except that a committee shall not have any power or authority as to the following:

(1) the submission to the Members of any action requiring approval by the Members under the Act or this Agreement,

(2) the creation or filling of vacancies in the Board of Managers,

(3) the amendment of this Agreement,

(4) the amendment or repeal of any resolution of the Board of Managers that by its terms is amendable or repealable only by action of all of the Managers then in office, or

(5) action on any matter committed exclusively to another committee of the Board of Managers..

5.10. Limitation of Liability. A Manager shall not be personally liable, as such, for monetary damages (other than under criminal statutes and under Federal, state and local laws imposing liability on managers for the payment of taxes) for any action taken, or any failure to take any action, unless the person's conduct constitutes self-dealing, willful misconduct or recklessness. No amendment or repeal of this Section shall apply to or have any effect on the liability or alleged liability of any person who is or was a Manager of the Company for or with respect to any acts or omissions of the Manager occurring prior to the effective date of such amendment or repeal. If the Act is amended to permit a Pennsylvania limited liability company to provide greater protection from personal liability for its managers than the express terms of this Section, this Section shall be construed to provide for such greater protection.

ARTICLE VI – MEMBERS

6.01. Voting Rights of Members. Each Unit shall entitle the holder thereof to one vote on each action.

6.02. Action by Members. Except as otherwise provided in the Act, the Certificate or this Agreement, whenever any action is to be taken by vote of the Members, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by all Members entitled to vote thereon. Recording the fact of abstention does not constitute casting a vote.

6.03. Meetings of Members.

(a) Quorum. A meeting of the Members shall not be organized for the transaction of business unless a quorum is present. The presence of Members entitled to cast at least a majority of the votes that all Members are entitled to cast on a particular matter to be acted upon at the meeting shall constitute a quorum for the purposes of consideration and action on the matter. The Members present at a duly organized meeting can continue to do business until adjournment notwithstanding the withdrawal of enough Members to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, the Members present may adjourn the meeting to such time and place as they may determine.

(b) Location. All meetings of the Members shall be held at the principal place of business of the Company or at such other place within or without the Commonwealth of Pennsylvania as shall be specified or fixed in the notice thereof.

(c) Adjournment. The chairman of the meeting or the Members present and entitled to vote shall have the power to adjourn a meeting from time to time, without any notice other than announcement at the meeting of the time and place at which the adjourned meeting will be held.

(d) Annual Meeting. An annual meeting of the Members, for the election of the Managers and for the transaction of such other business as may properly come before the meeting, shall be held on such date and at such time as the Board of Managers shall fix and set forth in the notice of the meeting, which date shall be within 13 months subsequent to the date of organization of the Company or the last annual meeting of Members, whichever most recently occurred. If an annual meeting is not called and held within six months after the time required by the previous sentence, any Member may call the meeting at any time thereafter.

(e) Special Meetings. Special meetings of the Members for any proper purpose or purposes may be called at any time by any Manager or by Members entitled to cast at least 20% of the votes that all Members are entitled to cast at the particular meeting. Only business within the purpose or purposes described in the notice of the meeting may be conducted at a special meeting of the Members.

(f) Notices. Notice of a meeting of Members shall be given to the Members either personally or by sending a copy thereof:

(1) By first class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address of each Member appearing on the books of the Company.

Notice pursuant to this paragraph shall be deemed to have been given when deposited in the United States mail or with the courier service; or

(2) By facsimile transmission, e-mail or other electronic communication to the facsimile number or address for e-mail or other electronic communications supplied by a Member to the Company for the purpose of notice. Notice pursuant to this paragraph shall be deemed to have been given when sent.

(g) Waiver of Notice. A waiver of notice of a meeting signed by the Member entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Attendance of a Member at a meeting constitutes a waiver of notice of the meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

6.04. Proxies.

(a) General Rule. Every Member entitled to vote at a meeting of the Members or to express consent or dissent without a meeting may authorize another Person to act for the Member by proxy. The presence of, or vote or other action at a meeting of Members by, or the expression of consent or dissent by, a proxy of a Member shall constitute the presence of, or vote or action by, or consent or dissent of the Member.

(b) Minimum Requirements. Every proxy shall be executed by the Member or by the duly authorized attorney-in-fact of the Member and filed with the Board of Managers. A telegram, telex, cablegram or other electronic transmission by the Member, or a photographic, photostatic, facsimile or similar reproduction of a writing executed by the Member shall be treated as properly executed for purposes of this section if it sets forth a confidential and unique identification number or other mark furnished by the Company to the Member for the purposes of a particular meeting or transaction.

(c) Revocation. A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Board of Managers. An unrevoked proxy shall not be valid after three years from the date of its execution unless a longer time is expressly provided in the proxy. A proxy shall not be revoked by the death or incapacity of the maker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Board of Managers.

6.05. Conduct of Meetings. All meetings of the Members shall be presided over by the chairman of the meeting, who shall be designated by the Board of Managers. The chairman of any meeting of Members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

6.06. Action by Consent or Remote Participation.

(a) Action by Consent. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice, and without a vote, upon the consent of Members who would have been entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all Members entitled to vote thereon were present and voting. The consents shall be in writing or in electronic form and shall be filed with the Board of Managers. An action taken by less than unanimous consent of the Members shall not become effective until after at least ten days' written notice of the action has been given to each Member entitled to vote thereon who has not consented thereto.

(b) Remote Participation. The presence or participation, including voting and taking other action, at a meeting of Members, by conference telephone or other electronic means, including without limitation the Internet, shall constitute the presence of, or vote or action by, the Member.

6.07. Voting by Joint Holders of Units. Where Units are held in any form of joint or common ownership by two or more Persons:

(1) if less than all of those Persons are present in person or by proxy at a meeting of the Members, all of the Units held in joint or common ownership shall be deemed to be represented at the meeting and the Company shall accept as the vote of all the Units the vote cast by a majority of those Persons present; and

(2) if the Persons are equally divided upon whether the Units held by them shall be voted or upon the manner of voting the Units, the voting of the Units shall be divided equally among the Persons without prejudice to the rights of those Persons among themselves.

6.08. Liability of Members. The Members, as such, shall not be liable for the debts, obligations or liabilities of the Company except to the extent required by the Act.

ARTICLE VII – INDEMNIFICATION OF MANAGERS, OFFICERS AND OTHER AUTHORIZED REPRESENTATIVES

7.01. Scope of Indemnification.

(a) General Rule. The Company shall indemnify an Indemnified Representative against any liability incurred in connection with any Proceeding in which the Indemnified Representative may be involved as a party or otherwise by reason of the fact that the Indemnified Representative is or was serving in an Indemnified Capacity, including, without limitation, liabilities resulting from any actual or alleged breach or neglect of duty, error, misstatement or misleading statement, negligence, gross negligence or act giving rise to strict or products liability, except:

(1) where the indemnification is expressly prohibited by applicable law;

(2) where the conduct of the Indemnified Representative has been finally determined pursuant to Section 7.06 or otherwise:

(i) to constitute willful misconduct or recklessness within the meaning of 15 Pa.C.S. § 8945(b) or any superseding provision of law sufficient in the circumstances to bar indemnification against liabilities arising from the conduct; or

(ii) to be based upon or attributable to the receipt by the Indemnified Representative from the Company of a personal benefit to which the Indemnified Representative is not legally entitled; or

(3) to the extent the indemnification has been finally determined in a final adjudication pursuant to Section 7.06 to be otherwise unlawful.

(b) Partial Payment. If an Indemnified Representative is entitled to indemnification in respect of a portion, but not all, of any liabilities to which the Person may be subject, the Company shall indemnify the Indemnified Representative for such portion of the liabilities.

(c) Presumption. The termination of a proceeding by judgment, order, settlement or conviction or upon a plea of *nolo contendere* or its equivalent shall not of itself create a presumption that the Indemnified Representative is not entitled to indemnification.

(d) Definitions. For purposes of this Article:

(1) "Indemnified Capacity" means any and all past, present and future service by an Indemnified Representative in one or more capacities as a Manager, officer, employee or agent of the Company, or, at the request of the Company, as a director, manager, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other entity or enterprise;

(2) "Indemnified Representative" means any and all Managers and officers of the Company and any other person designated as an Indemnified Representative by the Board of Managers (which may, but need not, include any Person serving at the request of the Company, as a director, manager, officer, employee, agent, fiduciary or trustee of the Company or any corporation, partnership, joint venture, limited liability company, trust, employee benefit plan or other entity or enterprise);

(3) "Proceeding" means any threatened, pending or completed action, suit, appeal or other proceeding of any nature, whether civil, criminal, administrative or investigative, whether formal or informal, and whether brought by or in the right of the Company, its Members or otherwise; and

(4) "Representative" means, with respect to any entity, a person occupying the position or discharging the functions of a director, officer, manager, employee or agent thereof, regardless of the name or title by which the person may be designated.

(c) Covered Liabilities. The liabilities for which indemnification, contribution and advancement of expenses are provided under this Article include any damage, judgment, amount paid in settlement, fine, penalty, punitive damages, excise tax assessed with respect to an employee benefit plan, or cost or expense, of any nature (including, without limitation, attorneys' fees and disbursements).

7.02. Proceedings Initiated By Indemnified Representatives. Notwithstanding any other provision of this Article, the Company shall not indemnify under this Article an Indemnified Representative for any liability incurred in a Proceeding initiated (which shall not be deemed to include counterclaims or affirmative defenses) or participated in as an intervenor or *amicus curiae* by the Person seeking indemnification unless the initiation of or participation in the Proceeding is authorized, either before or after its commencement, by the affirmative vote of a majority of the Managers in office. This section shall not apply to reimbursement of expenses incurred in successfully prosecuting or defending an arbitration under Section 7.06 or otherwise successfully prosecuting or defending the rights of an Indemnified Representative granted by or pursuant to this Article.

7.03. Advancing Expenses.

(a) General Rule. The Company shall pay the expenses (including attorneys' fees and disbursements) incurred in good faith by an Indemnified Representative in advance of the final disposition of a Proceeding described in Section 7.01 or the initiation of or participation in which is authorized pursuant to Section 7.02 upon receipt of an undertaking by or on behalf of the Indemnified Representative to repay the amount if it is ultimately determined pursuant to Section 7.06 or by a court of competent jurisdiction that the Indemnified Representative is not entitled to be indemnified by the Company pursuant to this Article. The financial ability of an Indemnified Representative to repay an advance shall not be a prerequisite to the making of the advance. Except as provided in subsection (b), advancement of expenses shall be automatic upon receipt of the undertaking to repay the amount advanced and shall not require approval of the Board of Managers. Advancement of expenses shall not of itself give the Company the right to select, or participate in the selection of, counsel for the Indemnified Representative.

(b) Exception. Subsection (a) shall not apply to a Proceeding in which an Indemnified Representative is a defendant if the initiation of the Proceeding is authorized by the affirmative vote of a majority of the Managers in office.

7.04. Securing of Indemnification Obligations. To further effect, satisfy or secure the indemnification obligations provided herein or otherwise, the Company may maintain insurance, obtain a letter of credit, act as self-insurer, create a reserve, trust, escrow, cash collateral or other fund or account, enter into indemnification agreements, pledge or grant a security interest in any assets or properties of the Company, or use any other mechanism or arrangement whatsoever in such amounts, at such costs, and upon such other terms and conditions as the Board of Managers shall approve. Absent fraud, the determination of the Board of Managers with respect to such amounts, costs, terms and conditions shall be conclusive against all Members, officers and Managers and shall not be subject to voidability.

7.05. Time for Payment. An Indemnified Representative shall be entitled to indemnification, contribution or advancement of expenses within 30 days after a written request for indemnification or advancement of expenses has been delivered to the Board of Managers.

7.06. Arbitration.

(a) General rule. Any dispute related to the right to indemnification, contribution or advancement of expenses as provided under this Article, shall be decided only by arbitration in the metropolitan area in which the principal executive offices of the Company are located at the time, in accordance with the commercial arbitration rules then in effect of the American Arbitration Association, before a panel of three arbitrators, one of whom shall be selected by the Company, the second of whom shall be selected by the Representative and the third of whom shall be selected by the other two arbitrators. In the absence of the American Arbitration Association, of if for any reason arbitration under the arbitration rules of the American Arbitration Association cannot be initiated, or if one of the parties fails or refuses to select an arbitrator or if the arbitrators selected by the Company and the Representative cannot agree on the selection of the third arbitrator within 30 days after such time as the Company and the Representative have each been notified of the selection of the other's arbitrator, the necessary arbitrator or arbitrators shall be selected by the presiding judge of the court of general jurisdiction in such metropolitan area.

(b) Burden of Proof. The party or parties challenging the right of a Representative to the benefits of this Article shall have the burden of proof.

(c) Expenses. The Company shall reimburse a Representative for the expenses (including attorneys' fees and disbursements) incurred in successfully prosecuting or defending an arbitration under this section.

(d) Effect. Any award entered by the arbitrators shall be final, binding and nonappealable and judgment may be entered thereon by any party in accordance with applicable law in any court of competent jurisdiction, except that the Company shall be entitled to interpose as a defense in any such judicial enforcement proceeding any prior final judicial determination adverse to the Representative under Section 7.01(a)(2) in a proceeding not directly involving indemnification under this Article. This arbitration provision shall be specifically enforceable.

7.07. Contribution. If the indemnification provided for in this Article or otherwise is unavailable for any reason in respect of any liability or portion thereof, the Company shall contribute to the liabilities to which the Indemnified Representative may be subject in such proportion as is appropriate to reflect the intent of this Article or otherwise.

7.08. Mandatory Indemnification of Managers, Officers, Etc. To the extent that a Representative of the Company has been successful on the merits or otherwise in defense of any action or proceeding relating to the Person's service as a Representative of the Company or in defense of any claim, issue or matter therein, the Person shall be indemnified against expenses (including attorneys' fees and disbursements) actually and reasonably incurred by the Person in connection therewith.

7.09. Contract Rights; Amendment or Repeal. Any rights under this Article shall be deemed a contract between the Company and each Indemnified Representative, or Representative with a claim for indemnification under Section 7.08, pursuant to which the Company and each such Indemnified Representative or Representative intend to be legally bound. Any repeal, amendment or modification hereof that reduces the indemnification or advancement of expenses provided hereby shall be prospective only and shall not affect any rights or obligations then existing, except as may be agreed in writing by the affected Indemnified Representative or Representative. If the Act is amended to permit a Pennsylvania limited liability company to provide greater rights to indemnification and advancement of expenses for Indemnified Representatives than the express terms of this Article VII, this Article VII shall be construed to provide for such greater rights.

7.10. Scope of Article. The rights granted by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification, contribution or advancement of expenses may be entitled under any statute, agreement, vote of Members or disinterested Managers or otherwise both as to action in an indemnified capacity and as to action in any other capacity. The indemnification, contribution and advancement of expenses provided by, or granted pursuant to, this Article shall continue as to a Person who has ceased to be an Indemnified Representative in respect of matters arising prior to such time, and shall inure to the benefit of the heirs and personal representatives of such a Person.

7.11. Reliance on Provisions. Each Person who shall act as an Indemnified Representative of the Company shall be deemed to be doing so in reliance upon the rights provided by this Article.

7.12. Interpretation. The provisions of this Article are adopted pursuant to the authority set forth in 15 Pa.C.S. § 8945 and are intended to fall within the scope of the permissible provisions of an operating agreement authorized by that section.

ARTICLE VIII -- BOOKS, RECORDS, REPORTS, AND BANK ACCOUNTS

8.01. Maintenance of Books.

(a) Financial Records. The Company shall keep books and records of accounts which shall be maintained on a cash basis, or such other method as is required for Federal income tax purposes, in accordance with the terms of this Agreement, except that the Capital Accounts of the Members shall be maintained in accordance with Section 4.08.

(b) Company Records. In addition to the financial records required to be maintained under subsection (a), the Company shall keep the following records:

(1) A list setting forth the full name and last known mailing address of each Member and Manager.

(2) A copy of the Certificate and all amendments thereto.

(3) Copies of all of the Company's Federal, state and local income tax returns and annual financial statements.

(4) Copies of the currently effective written Operating Agreement, and all amendments thereto, and copies of any operating agreements no longer in effect.

(5) Minutes of the proceedings of the Members, Board of Managers and each committee of the Board of Managers.

8.02. Reports. The Company shall furnish to its Members annual financial statements, including at least a balance sheet as of the end of each fiscal year and a statement of income and expenses for the fiscal year. The financial statements shall be prepared on the basis of generally accepted accounting principles, if the Company prepares financial statements for the fiscal year on that basis for any purpose. The financial statements shall be mailed by the Company to each of the Members within 120 days after the close of each fiscal year. Statements that are not audited or reviewed by a public accountant shall be accompanied by a statement of the person in charge of the Company's financial records:

(1) Stating his reasonable belief as to whether or not the financial statements were prepared in accordance with generally accepted accounting principles and, if not, describing the basis of presentation.

(2) Describing any material respects in which the financial statements were not prepared on a basis consistent with those of the previous year.

8.03. Financial Accounts. The Board of Managers shall establish and maintain one or more separate bank and investment accounts in the Company name with financial institutions and firms that the Board of Managers determines. The Board of Managers may not commingle the Company's funds with the funds of any Member; however, Company funds may be invested in a manner the same as or similar to the Managers' investment of their own funds or investments by their affiliates.

ARTICLE IX -- DISSOLUTION, LIQUIDATION, AND TERMINATION

9.01. Dissolution. The Company shall dissolve, and its affairs shall be wound up, upon the first to occur of the following:

(1) the affirmative vote of the Members holding at least 70% of the outstanding Units; or

(2) the entry of an order of judicial dissolution of the Company under Section 8972 of the Act.

9.02. Liquidation and Termination.

(a) Procedure. On dissolution of the Company, the Board of Managers shall act as liquidator or may appoint one or more representatives or Members as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties with all of the power and authority of the Board of Managers. The steps to be accomplished by the liquidator are as follows:

(1) as promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable;

(2) the liquidator shall first pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company to its creditors (including, without limitation, all expenses incurred in liquidation and any advances described in Section 4.03) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine), all in accordance with the provisions of the Act as may be applicable;

(3) after all of the payments required by paragraph (2) have been made, any remaining assets of the Company shall be distributed to the holders of Units as follows:

(i) the liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts of the holders of Units;

(ii) with respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not been reflected in the Capital Accounts previously would be allocated among the Members if there were a taxable disposition of that property for the fair market value of that property on the date of distribution; and

(iii) after completion of the steps in subparagraphs (i) and (ii), the remaining assets shall be distributed to the Members in an amount equal to the credit balance in each of their Capital Accounts, after giving effect to all contributions, distributions and allocations for all periods.

(b) Distributions. All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities relating to the assets distributed in kind theretofore incurred or for which the Company has committed prior to the date of termination and those costs, expenses, and liabilities shall be allocated to the distributees pursuant to this section. The distribution of cash and/or property to a Member in accordance with the provisions of this section constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its Membership Interest in all the Company's property. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

9.03. Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or rule of law to the contrary, to the extent that the deficit, if any, in the Capital Account of any Member results from or is attributable to deductions and losses of the Company (including non-cash items such as depreciation), or distributions of money pursuant to this Agreement to all Members in proportion to their respective Percentage Interests, upon dissolution of the Company such deficit shall not be an asset of the Company and such Members shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

9.04. Certificate of Dissolution. On completion of the liquidation of Company assets as provided herein, the Company is terminated, and the Board of Managers (or such other person or persons as the Act may require or permit) shall file a Certificate of Dissolution with the Department of State of the Commonwealth of Pennsylvania and take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE X -- GENERAL PROVISIONS

10.01. Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument. If executed in multiple counterparts, this Agreement shall become binding when any counterpart or counterparts, individually or taken together, bear the signatures of all of the initial Members.

10.02. Notices.

(a) To Members or Managers. Any notice required to be given to a Manager individually or to a Member under the provisions of this Agreement or by the Act shall be given either personally or by sending a copy thereof:

(1) By first class or express mail, postage prepaid, or courier service, charges prepaid, to the postal address of the Person appearing on the books of the Company or, in the case of Managers, supplied by the Manager to the Company for the purposes of notice. Notice pursuant to this paragraph shall be deemed to have been given to the Person entitled thereto when deposited in the United States mail or with a courier service for delivery to that Person.

(2) By facsimile transmission, e-mail or other electronic communication to the Person's facsimile number or address for e-mail or other electronic communications supplied by the Person to the Company for the purpose of notice. Notice pursuant to this paragraph shall be deemed to have been given to the Person entitled thereto when sent.

(b) To the Board of Managers or the Company. Any notice to the Company or the Board of Managers must be given to the Board of Managers at the following address: 2 West Main Street, Suite 700, Uniontown, Pennsylvania 15401.

10.03. Entire Agreement. This Agreement constitutes the entire agreement among the Members with respect to the subject matter hereof and supersedes all prior agreements, express or implied, oral or written, with respect thereto. The express terms of this Agreement control and supersede any course of performance or usage of trade inconsistent with any of the terms hereof.

10.04. Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the period of the applicable statute of limitations has run.

10.05. Amendment. This Agreement or the Certificate may be amended from time to time only by vote of both (i) the Managers serving at the time at any regular or special meeting of the Board of Managers, and (ii) the Members at any annual or special meeting of the Members. All amendments must be in writing and shall take effect when furnished to the Members pursuant to Section 10.02. An amendment to Annex A shall not be considered an amendment requiring a vote.

10.06. Binding Effect and Rights of Third Parties. This Agreement has been adopted to govern the operation of the Company, and shall be binding on and inure to the benefit of the Members and their respective heirs, personal representatives, successors and assigns. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person, except a Person entitled to indemnification, contribution or advancement of expenses under Article VII. Except and only to the extent provided by applicable statute no such creditor or other Person shall have any rights under this Agreement.

10.07. Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the substantive laws of the Commonwealth of Pennsylvania (including, without limitation, provisions concerning limitations of actions), without reference to the conflicts of laws rules of that or any other jurisdiction, except that Federal law shall also apply to the extent relevant.

10.08. Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other Persons or circumstances shall not be affected thereby and that provision shall be enforced to the greatest extent permitted by law.

10.09. Arbitration. Except as provided in Section 7.06, all disputes arising under this Agreement shall promptly be submitted to arbitration in the Metropolitan area in which the principal executive offices of the company are located at the time, before one arbitrator in accordance with the rules of the American Arbitration Association. The arbitrator may assess costs, including counsel fees, in such manner as the arbitrator deems fair and equitable. The award of the arbitrator shall be final and binding upon all parties, and judgment upon the award may be entered in any court of competent jurisdiction.

10.10. Construction. Whenever the context requires, the gender of any word used in this Agreement includes the masculine, feminine or neuter, and the number of any word includes the singular or plural. All references to articles and sections refer to articles and sections of this Agreement, and all references to annexes are to annexes attached hereto, each of which is made a part hereof for all purposes. The headings in this Agreement are for convenience only; they do not form a part of this Agreement and shall not affect its interpretation.

IN WITNESS WHEREOF, the initial Members of the Company have caused this Agreement to be executed as of the day and year first above written.

MEMBERS:

____
Jason Thomas

____
Ira B. Coldren, Jr.

Annex A

Date: March ________, 2002

Name and Address of Each Member	Unites Owned
Jason Thomas Sunset West Film Ranch Box 81 Alcova, WY 82620-0081	10
Ira B. Coldren, Jr. 2 West Main Street Suite 700 Uniontown, PA 15401	10

Annex B

FINANCIAL AND TAX MATTERS

B.1. Definitions. In addition to the terms defined in other provisions of this Agreement, including without limitation Section 1.01, the following terms shall have the meanings set forth below:

"Adjusted Capital Account Deficit" shall mean with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant taxable year, after giving effect to the following adjustments (i) increasing the Capital Account by any amounts that the Member is obligated to restore or is deemed to be obligated to restore pursuant to Treas. Reg. Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1) and 1.704-2(i)(5); and (ii) reducing the Capital Account by the items described in Treas. Reg. Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treas. Reg. Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Business Day" means any day other than a Saturday, a Sunday, or a holiday on which national banking associations in the Commonwealth of Pennsylvania are closed.

"Company Minimum Gain" has the same meaning as "partnership minimum gain" set forth in Treas. Reg. Sections 1.704-2(b)(2) and 1.704-2(d).

"Depreciation" shall mean for each taxable year or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for Federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the Federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the Federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Board of Managers, and if the Company uses the "remedial allocation method" under Treas. Reg. Section 1.704-3(d) with respect to any asset, Depreciation for that asset shall be computed in accordance with Treas. Reg. Section 1.704-3(d)(2).

"Excess Nonrecourse Liabilities" has the same meaning as set forth in Treas. Reg. Section 1.752-3(a)(3).

"Gross Asset Value" with respect to any asset shall mean the asset's adjusted basis for Federal income tax purposes, except as follows:

(1) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of the asset, as determined by the contributing Member and the Company.

(2) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Board of Managers, as of the following times:

(i) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a de minimis contribution of money or other property;

(ii) the distribution by the Company to a Member of more than a de minimis amount of money or other property as consideration for an interest in the Company;

(iii) the liquidation of the Company for Federal income tax purposes within the meaning of Treas. Reg. Section 1.704-1(b)(2)(ii)(g);

except that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Board of Managers reasonably determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company.

(3) The Gross Asset Value of any Company asset distributed to any Member shall be the gross fair market value of such asset on the date of distribution.

(4) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of those assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that the adjustments are taken into account in determining Capital Accounts pursuant to Treas. Reg. Section 1.704-1(b)(2)(iv)(m) and Section B.2, except that Gross Asset Values shall not be adjusted pursuant to this paragraph (4) to the extent the Board of Managers determines that an adjustment pursuant to paragraph (2) is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this paragraph (4).

(5) If the Gross Asset Value of an asset has been determined pursuant to paragraphs (1), (2), or (4), that Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to that asset for purposes of computing Profits and Losses.

"Member Nonrecourse Debt" has the same meaning as "partner nonrecourse debt" set forth in Treas. Reg. Sections 1.704-2(b)(4) and 1.704-2(i).

"Member Nonrecourse Debt Minimum Gain" shall have the same meaning as "partner nonrecourse debt minimum gain" set forth in Treas. Reg. Section 1.704-2(i) and shall be determined in accordance with the principles of that Section.

"Member Nonrecourse Deductions" has the same meaning as "partner nonrecourse deductions" set forth in Treas. Reg. Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Nonrecourse Deductions" are deductions having the meaning set forth in Treas. Reg. Sections 1.704-2(b)(1) and 1.704-2(c).

"Profits and Losses" shall mean for each taxable year or other period, an amount equal to the Company's taxable income or loss for that year or period, determined in accordance with Code Section 703(a) (for these purposes, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(1) Any income of the Company that is exempt from Federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to the foregoing shall be added to such taxable income or loss.

(2) Any expenditures of the Company described in Code Section 705(a)(2)(B) or that are treated as Code Section 705(a)(2)(B) expenditures pursuant to Treas. Reg. Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses pursuant to the foregoing shall be subtracted from such taxable income or loss.

(3) In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (2), (3) or (4) of the definition of Gross Asset Value, the amount of the adjustment shall be taken into account as gain or loss from the disposition of the asset for purposes of computing Profits or Losses.

(4) Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for Federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of the property differs from its Gross Asset Value.

(5) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for the taxable year or other period, computed in accordance with the definition of Depreciation under this Agreement.

(6) Notwithstanding the above, any items that are specially allocated pursuant to Sections B.5, B.6 or B.7 shall not be taken into account in computing Profits and Losses.

B.2. Preparation and Maintenance of Capital Accounts.

(a) The Capital Account for each Member shall:

(1) be increased by (i) the amount of money contributed by that Member to the Company, (ii) the fair market value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations to that Member of Profits and any other Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Treas. Reg. Section 1.704-1(b)(2)(iv)(g), and

(2) be decreased by (i) the amount of money distributed to that Member by the Company, (ii) the fair market value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to under Section 752 of the Code), and (iii) allocations of Losses and any other Company loss and deduction (or items thereof), including loss and deduction described in Treas. Reg. Section 1.704-1(b)(2)(iv)(g).

(b) The Members' Capital Accounts also shall be maintained and adjusted as permitted by the provisions of Treas. Reg. Section 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treas. Reg. Sections 1.704-1(b)(2)(iv) and 1.704-1(b)(4), including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Treas. Reg. Section 1.704-1(b)(2)(iv)(g). On the transfer or all or part of a Membership Interest, the Capital Account of the transferor that is attributable to the transferred Membership Interest or part thereof shall carry over to the transferee Member in accordance with the provisions of Treas. Reg. Section 1.704-1(b)(2)(iv)(1).

B.3. Profits. After giving effect to the special allocations set forth in Sections B.5 and B.6, Profits for any taxable year shall be allocated to the Members in proportion to their Percentage Interests.

B.4. Losses. After giving effect to the special allocations set forth in Sections B.5 and B.6, Losses for any taxable year shall be allocated as set forth in paragraph (1) below, subject to the limitation in paragraph (2) below.

(1) Losses for any taxable year shall be allocated to the Members in proportion to their Percentage Interests.

(2) The Losses allocated pursuant to paragraph (1) shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any taxable year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to paragraph (1), the limitation set forth

in this paragraph (2) shall be applied on a Member by Member basis so as to allocate the maximum permissible Losses to each Member under Treas. Reg. Section 1.704-1(b)(2)(ii)(d).

B.5. Special Allocations. The following special allocations shall be made in the following order:

(1) Minimum Gain Chargeback. Notwithstanding any other provision of this Annex B, if there is a net decrease in Company Minimum Gain during any Company taxable year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in accordance with Treas. Reg. Section 1.704-2(f). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. This Section B.5(1) is intended to comply with the minimum gain chargeback requirement in Treas. Reg. Section 1.704-2(f) and shall be interpreted consistently therewith.

(2) Member Minimum Gain Chargeback. Notwithstanding any other provision of this Agreement except Section B.5(1), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company taxable year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treas. Reg. Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in accordance with Treas. Reg. Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treas. Reg. Section 1.704-2(i)(4). This Section B.5(2) is intended to comply with the minimum gain chargeback requirement in Treas. Reg. Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(3) Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. Section 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) that would create an Adjusted Capital Account Deficit for such Member, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section B.5(3) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this Section B.5(3) were not in the Agreement.

(4) Gross Income Allocation. In the event any Member has an Adjusted Capital Account Deficit at the end of any Company taxable year, each such Member shall

be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section B.5(4) shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if Section B.5(3) and this Section B.5(4) were not in the Agreement.

(5) Nonrecourse Deductions. Nonrecourse Deductions for any taxable year or other period shall be allocated among the Members in proportion to their respective Percentage Interests.

(6) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any taxable year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treas. Reg. Section 1.704-2(i).

(7) Excess Nonrecourse Liabilities. The Excess Nonrecourse Liabilities of the Company shall be allocated among the Members in accordance with their respective Percentage Interests.

B.6. Curative Allocations. The allocations set forth in Section B.4(2) and in Section B.5 (the "Regulatory Allocations") are intended to comply with certain requirements of Treas. Reg. Section 1.704-1(b). Notwithstanding any other provisions of this Agreement (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Profits, Losses, and items of income, gain, loss, and deduction among the Members so that, to the extent possible, the net amount of such allocations of Profits, Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred. Notwithstanding the preceding sentence, Regulatory Allocations relating to (i) Nonrecourse Deductions shall not be taken into account except to the extent that there has been a reduction in Company Minimum Gain, and (ii) Member Nonrecourse Deductions shall not be taken into account except to the extent that there has been a reduction in Member Nonrecourse Debt Minimum Gain.

B.7. Tax Allocations: Code Section 704(c).

(a) In accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for Federal income tax purposes and its initial Gross Asset Value.

(b) In the event the Gross Asset Value of any Company asset is adjusted pursuant to paragraph (2) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for Federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder.

(c) Any elections or other decisions relating to allocations pursuant to this Section B.7 shall be made by the Board of Managers in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section B.7 are solely for purposes of Federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or distributions pursuant to any provision of this Agreement.

B.8. <u>Miscellaneous Allocation Provisions</u>.

(a) For purposes of determining the Profits, Losses or any other items allocable to any period, Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Board of Managers using any permissible method under Code Section 706 and the Treasury Regulations promulgated thereunder.

(b) Except as otherwise provided in this Agreement, all items of Company income gain, loss, deduction, and any other allocations not otherwise provided for shall be divided among the Members in the same proportions as they share Profits or Losses, as the case may be, for the year.

B.9. <u>Allocations on Dissolution</u>. Notwithstanding any other provision of this Agreement to the contrary, in the event of a dissolution of the Company, a sale or exchange of all or substantially all of its assets, or a conversion of the Company to a corporation, Profits and Losses for the taxable year that includes such event shall be allocated among the Members in such manner as to cause their Capital Accounts, as closely as possible, to be proportionate to their Percentage Interests.